FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item

1	English translation of letter to the National Securities Commission of Argentina, dated May 6, 2010, regarding Financial Statements as of March 31, 2010

TRANSLATION

Buenos Aires, May 6, 2010

To the

Buenos Aires Stock Exchange

National Securities Commission of Argentina

Ref.: Financial Statements as of 03/31/2010

In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Rules, we inform you that the Company’s Board of Directors approved, at its meeting held on May 6, 2010, the financial statements for the three month period ended March 31, 2010. Relevant information to such financials statements of YPF S.A. follows.

Statement of Income (1) (in millions of pesos - Prevailing exchange rate Ps. 3.878 = US$ 1)

Net income before income tax	2,349
Income tax	(814)

Net income for the Three month period ended March 31, 2010	1,535

Detail of Shareholders’ Equity as of 03/31/2010 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,933
Adjustment to contributions	7,281
Issuance premiums	640

Total Shareholders’ contributions		11,854
Legal reserve		2,243
Deferred earnings		(256)
Reserve for future dividends		1,004
Unappropriated retained earnings		5,571

Total Shareholders’ Equity		20,416

(1)	Amounts in accordance with Argentine GAAP

Subsection o)-Shares owned by the parent group

As of March 31, 2010 the parent group of the company owned 330,551,981 shares, class D and represented 84.04% of the capital stock.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

TRANSLATION

Subsection q) Parent shareholder of the company:

Repsol YPF S.A. with legal domicile established at Paseo de la Castellana 278, 28046 Madrid, Spain.

Sincerely yours.

GUILLERMO REDA
Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 10, 2010	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer